Mail Stop 4561

April 25, 2008

Claudio M. Guazzoni
Chief Executive Officer
Zanett, Inc.
635 Madison Avenue
15th Floor
New York, NY 10022

> **Re:** **Zanett, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 16, 2008**
> **File No. 001-32589**

Dear Mr. Guazzoni:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 2

Reverse Stock Split, page 13

1.   Please disclose, in tabular format, the number of shares of Zanett's common stock authorized, issued and outstanding, authorized and reserved, and authorized but unissued both before and after the reverse stock split.

2.   Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

3.   Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, that would provide an above-market premium.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments within 10 business days. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Claudio M. Guazzoni
Zanett, Inc.
April 25, 2008
Page 3

   If you have questions or comments, please contact Michael F. Johnson at (202) 551-3477 or, in his absence, Maryse Mills-Apenteng at (202) 551-3457. If you require further assistance, you may contact me at (202) 551-3503.

       Sincerely,

       David L. Orlic
       Special Counsel